K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 22, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Sonny Oh

Re:	John Hancock Investment Trust II (the “Trust”) — File Nos. 002-90305 and 811-03999

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on August 18, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 80 under the Securities Act of 1933, as amended, and Amendment No. 80 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 24, 2016, accession no. 0001133228-16-010460 (the “Amendment”). The purpose of the Amendment is to register new Class I shares of John Hancock Financial Industries Fund and John Hancock Regional Bank Fund, each a series of the Trust.

At the staff’s request, in a letter dated August 15, 2016 (the “Initial Letter”), the Trust responded separately to a comment regarding the policy of John Hancock Regional Bank Fund (the “Fund”) of investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of regional banks and lending companies (the “80% Policy”). The additional comments and responses below pertain solely to the comment and response set forth in the Initial Letter. The Trust intends to prepare and file a separate, additional letter responding to the remainder of the staff’s comments on the Amendment.

For convenience, we have set forth each additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

1.	Comment — In the Initial Letter, the Trust stated that, according to the Fund’s most recently filed semiannual shareholder report, 88.6% of the Fund’s assets were invested in banks. The staff now requests that the Trust represent that the Fund will continue to invest, under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in banks.

Response — The Trust represents that the Fund will continue to invest, under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) in banks.

2.	Comment — In the Initial Letter, the Trust stated that, to the extent that the Fund invests in lending companies, the Trust only counts lending companies that are structured as banks toward the 80% Policy and that the Trust will consider adding a description of lending companies to the Fund’s principal investment strategies in the next routine annual update of the Fund’s prospectus for all share classes. The staff now requests that the Trust represent that it counts only lending companies that are regulated as banks toward the 80% Policy and that the Trust will add disclosure to that effect in the next routine annual update of the Fund’s prospectus for all share classes, in addition to adding a description of lending companies.

Response — The Trust represents that the Fund currently holds no securities of lending companies and does not foresee investing in such companies as a principal investment strategy in the future. Accordingly, the Fund will revise its principal investment policies to delete references to investing in lending companies effective as of the date of the next routine annual update of the Fund’s prospectus for all share classes.

Page 2 August 22, 2016

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

If you have any questions, please call me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Sarah M. Coutu